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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

                               ----------------

                          SEQUOIA SOFTWARE CORPORATION
                           (Name of Subject Company)

                          SEQUOIA SOFTWARE CORPORATION
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   817439102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                GREGORY G. HEARD
                            CHIEF FINANCIAL OFFICER
                          SEQUOIA SOFTWARE CORPORATION
                                8890 MCGAW ROAD
                            COLUMBIA, MARYLAND 21045
                                 (410) 715-0206

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                               ----------------

                                WITH COPIES TO:

                             DOUGLAS N. COGEN, ESQ.
                               FENWICK & WEST LLP
                               275 BATTERY STREET
                            SAN FRANCISCO, CA 94111
                                 (415) 281-1350

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1. SUBJECT COMPANY INFORMATION

  The name of the subject company is Sequoia Software Corporation, a Maryland corporation ("Sequoia"). The address of the principal executive office of Sequoia is 8890 McGaw Road, Columbia, Maryland 21045. Sequoia's telephone number at its principal executive office is (410) 715-0206.

  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the common stock, $0.001 per share par value, of Sequoia ("Common Stock" or the "Shares"). As of March 19, 2001, there were 30,950,135 shares of Common Stock outstanding. On a fully-diluted basis, there were 32,816,557 Shares outstanding as of March 19, 2001.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

  The filing person is the subject company. Sequoia's name, business address and business telephone number are in Item 1 above.

  This Schedule 14D-9 relates to the tender offer by Soundgarden Acquisition Corp. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Citrix Systems, Inc., a Delaware corporation ("Citrix"), to purchase all of the outstanding Shares held by Sequoia's stockholders at $5.64 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase, dated March 28, 2001 and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub and Citrix with the Securities and Exchange Commission on March 28, 2001.

  The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of March 20, 2001 among Citrix, Merger Sub and Sequoia (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law (the "MGCL") and the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into Sequoia (the "Merger"). On completion of the Merger, Sequoia will continue as the surviving corporation and become a wholly owned subsidiary of Citrix. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by Citrix, Merger Sub, or Sequoia or any of their respective subsidiaries) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer.

  The Schedule TO states that the principal executive offices of Citrix and Merger Sub are located at 6400 NW 6th Way, Fort Lauderdale, Florida 33309.

  All information in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference concerning Merger Sub or Citrix, or actions or events with respect to either of them, was provided by Merger Sub or Citrix, respectively. Information contained in this Schedule 14D-9 with respect to Sequoia and its advisors has been provided by Sequoia.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  Certain contracts, agreements, arrangements or understandings between Sequoia or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this
Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Information Statement is being furnished to Sequoia's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with Citrix's right (after the closing of the Offer) to designate persons to be appointed to Sequoia's Board of Directors (the "Board") other than at a meeting of the stockholders of Sequoia. In considering the recommendations of the Board,
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Sequoia's stockholders should be aware that certain members of the Board and certain of Sequoia's officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement and incorporated by reference in this Schedule 14D-9. These interests may present them with conflicts of interest. For example, the consummation of the Offer and/or the Merger will trigger payment by Sequoia of cash benefits to certain directors and an executive officer of Sequoia. Other such contracts, agreements, arrangements and understandings known to Sequoia are described below or are summarized in the Offer to Purchase, which is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference, to the knowledge of Sequoia, as of the date of this Schedule 14D-9 there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Sequoia or its affiliates and (a) Sequoia's executive officers, directors or affiliates; or (b) Citrix and Merger Sub or Citrix and Merger Sub's executive officers, directors or affiliates.

 The Merger Agreement

  The summary of the Merger Agreement and the statement of the conditions to the Offer in Sections 13 and 15, respectively, of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

 The Transaction Option Agreement

  The summary of the Transaction Option Agreement in Section 13 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the Transaction Option Agreement is qualified in its entirety by reference to the Transaction Option Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this
Schedule 14D-9 by reference.

 The Stockholders Agreement

  The summary of the Stockholders Agreement in Section 13 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit
(e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

 Effects of the Offer and the Merger under Sequoia Stock Plans and Agreements Between Sequoia and its Executive Officers

  Certain members of Sequoia's management, including the Chief Executive Officer and the President, both of whom are also members of the Board, have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Sequoia stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

  Treatment of Stock Options. Pursuant to Sequoia's stock option plan, before the Effective Time, each option to purchase Shares granted pursuant to Sequoia's stock option plan ("Options") may be exercised to the extent the Option is exercisable. At the Effective Time, the Merger Sub will pay to each holder of an outstanding option to purchase Shares, to the extent the Option is then exercisable, an amount in cash equal to the difference between the Offer Price and the per Share exercise price of the Option to the extent such difference is a positive number. Any payment will be subject to all applicable tax withholding requirements. Before the Effective Time, Citrix will grant to Sequoia's employees options to purchase Citrix common stock, in amounts, at prices and on terms as determined by Citrix with the advice of Sequoia, with the grants to be effective as of the Effective Time. As a condition to any such grant of options to purchase Citrix common stock, Citrix may require termination of an employee's Options to the extent they are outstanding but not exercisable at the Effective Time (any such

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Options, "Unexercisable Options"). Any Unexercisable Option that is not terminated will be assumed by Citrix at the Effective Time and will be exercisable for whole shares of Citrix common stock. The number of shares subject to the Option will be multiplied by, and the exercise price will be divided by, a ratio determined by dividing $5.64 by the average closing prices of Citrix common stock during the 20 trading days immediately before the Effective Time.

  Employment Arrangements with Citrix. In connection with the Merger Agreement, each of Richard C. Faint, Jr., Mark A. Wesker and Paul Martin (each, an "Executive") entered into an employment agreement with Citrix (each, an "Employment Agreement" and collectively, the "Employment Agreements"). Employment under the Employment Agreements commences on the completion of the Merger and continues for two years thereafter (the "Employment Term"). Upon expiration of the Employment Agreements, each Executive may continue his employment with Citrix on an "at-will" basis if such Executive and Citrix mutually agree.

  The Employment Agreements provide for base salaries of $200,000, $200,000 and $150,000 per year, respectively, for Messrs. Faint, Wesker and Martin. Each Executive is also eligible to participate in Citrix's standard benefit plans, accrue paid vacation time and receive an annual target-based bonus and additional bonus based upon mutually agreed upon performance goals. Subject to the approval of the Compensation Committee of Citrix's Board of Directors, each Executive will be granted options to purchase shares of Citrix common stock in the following amounts: 150,000 shares for Mr. Faint; 200,000 shares for Mr. Wesker; and 100,000 shares for Mr. Martin. Each option granted will have an exercise price equal to the fair market value of Citrix common stock as of the date of grant and will be subject to a four-year vesting schedule.

  Citrix may terminate any of the Executives with or without cause. If terminated without cause during the Employment Term, the terminated Executive will be entitled to a continuation in payment of his base salary for the remainder of the Employment Term (the "Severance Payment"). In addition, an Executive is entitled to the Severance Payment if he terminates his employment during the Employment Term because Citrix has materially breached the terms of his Employment Agreement (and has not cured such breach within 30 days after the Executive has provided Citrix with written notice of the breach). Citrix will only be obligated to make the Severance Payment to a terminated Executive if such Executive executes a release of claims.

  As a condition of employment with Citrix, each Executive has also agreed to execute Citrix's standard Non-Solicitation, Non-Competition, Confidentiality and Non-Disclosure Agreement.

  At the Effective Time, the Employment Agreements will replace the employment agreements currently in effect between Sequoia and each of Messrs. Faint, Wesker and Martin. The current employment agreements between Sequoia and each of Messrs. Faint, Wesker and Martin are described in detail in the Information Statement attached as Annex A to this Schedule 14D-9.

  Executive Bonus. The Sequoia Board has approved the payment of a cash transition bonus in the amount of $350,000 to Gregory G. Heard, the Chief Financial Officer of Sequoia. Sequoia will pay the bonus to Mr. Heard at the closing of the merger.

 Effects of the Offer and the Merger With Respect to Sequoia's Board of
Directors

  Director and Officer Indemnification; Insurance. To the extent provided in Sequoia's charter documents in effect on the date of the Merger Agreement, Citrix and the surviving corporation will indemnify and hold harmless Sequoia's current and former directors and officers (the "Indemnified Persons") for acts or omissions occurring on or before the Effective Time. Any such indemnification obligation will extend for six years after the Effective Time and will be subject to limitations imposed under applicable law. In addition, Citrix will cause a "tail" directors' and officers' insurance and indemnification policy to be maintained for the Indemnified Persons to the extent that it provides coverage for events occurring before the Effective Time (the "D&O Insurance") for all persons who were directors and officers of Sequoia on the date of the Merger Agreement. The D&O Insurance will be on terms and conditions substantially similar to Sequoia's policy existing on the

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date of the Merger Agreement. Citrix's obligation to cause the D&O Insurance to be maintained extends for six years after the Effective Time, but only if the annual premium is not in excess of 150% of the amount that Sequoia paid for such coverage in fiscal year 2000. If Citrix or the surviving corporation or any of their successors or assigns consolidates or merges into any other person and, as a result of such transaction is not the surviving entity, or transfers all or substantially all of its assets to another entity, then proper provision will be made so that the successors and assigns of Citrix and the surviving corporation assume the obligations to the Indemnified Persons specified above.

  Payment of Consulting Fees. In recognition of their outstanding performance in consideration for past services previously rendered to Sequoia, including their contributions in connection with the Offer and the Merger, Sequoia has approved the payment of cash consulting fees to certain members of the Board. Such consulting fees are to be paid by Sequoia upon the closing of the Merger to the following directors: $23,643.75 to Lawrence A. Bettino; $23,643.75 to Jonathan I. Grabel; and $94,575.00 to William M. Gust II.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

 (a) Recommendation of the Board

  At a meeting held on March 20, 2001, the Board reviewed the status of the acquisition discussions with Citrix. At that meeting, Lehman Brothers delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Sequoia's stockholders from a financial point of view. Lehman Brothers' oral opinion was confirmed in an opinion letter dated March 20, 2001 (the "Fairness Opinion"), a copy of which is attached as Annex B to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference. The Fairness Opinion is described in more detail below. At the conclusion of the meeting, the Board (a) determined that each of the Merger Agreement, the Transaction Option Agreement, the Stockholders Agreement, the Offer and the Merger is advisable and fair to, and in the best interests of the stockholders of Sequoia, (b) approved the execution, delivery and performance of the Merger Agreement, the Transaction Option Agreement, and the Stockholders Agreement and the completion of the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that holders of Shares accept the Offer, approve and adopt the Merger Agreement and approve the Merger.

  The Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

 (b)(i) Background of the Offer

  On October 13, 2000, Citrix and Sequoia entered into a license agreement pursuant to which Citrix granted Sequoia a product and trademark license to demonstrate and market Citrix(R) NFuse(TM) portal software in connection with Sequoia's products and services. The parties agreed to cooperate in joint marketing and development of their respective products, and Sequoia agreed to become a member of Citrix's business alliance program.

  In December 2000, Sequoia began considering various potential alternatives, including possible business combinations involving Sequoia and other corporations. In light of market conditions, Sequoia sought strategic partners with adequate resources to assist Sequoia in strengthening its position in the portal market.

  On December 14, 2000, at the request of Sequoia, Richard C. Faint, Jr., Chief Executive Officer; Mark A. Wesker, President and Chief Operative Officer; and Paul Martin, Chief Technology Officer, all officers of Sequoia, met with representatives of Citrix at Citrix's corporate offices to discuss the general business relationship between the companies. Attending the meeting on behalf of Citrix were Mark B. Templeton, President; David A.G. Jones, Senior Vice President, Corporate Development; David Weiss, Vice President, Marketing; Scott Herren, Vice President, Mergers and Acquisitions; and Mr. Stergiades.

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  In January 2001, Sequoia engaged Lehman Bothers to act as its financial advisor to assist with the identification and evaluation of potential strategic transactions.

  On February 2, 2001, Sequoia's board of directors met with representatives of Lehman Brothers and Fenwick & West LLP, outside legal counsel to Sequoia, to discuss the process of evaluating strategic alternatives. At this meeting, the board formed a strategic transaction committee consisting of Lawrence A. Bettino, William M. Gust II, Jonathan I. Grabel and Messrs. Faint and Wesker, for the purpose of reviewing the progress of strategic initiatives and reporting on significant developments to Sequoia's board.

  During February 2001, Lehman Brothers selectively contacted potential strategic partners and acquirors for Sequoia and conducted preliminary meetings.

  On February 12, 2001, at the request of Sequoia, Messrs. Faint, Wesker, Martin, and Craig of Sequoia met with Messrs. Templeton, Jones, Weiss, Herren and Stergiades of Citrix at the corporate offices of Citrix to further discuss a business relationship between the parties. Representatives of Lehman Brothers were also in attendance.

  On February 20, 2001, Messrs. Faint, Wesker, Martin and Craig; and Gregory
G. Heard, Chief Financial Officer; William S. Brennan, Executive Vice President, Corporate Development; and Bryan Caporlette, Executive Vice President, Strategic Technology of Sequoia met with Messrs. Weiss, Herren and Stergiades; and Scott Kinnear, Vice President, Product Development of Citrix at the corporate offices of Sequoia to discuss a potential acquisition by Citrix of Sequoia, including product synergies, financial projections and software architecture. Representatives of Lehman Brothers were also in attendance.

  On February 27, 2001, the board of directors of Citrix met via telephonic conference call. Officers of Citrix discussed the opportunities for Citrix in the portal market and presented an overview of Sequoia, including a review of Sequoia's technology, finances and operations. After discussion, the board approved management commencing negotiations regarding a strategic transaction with Sequoia and to engage the services of an investment banking firm.

  On the same date, Sequoia's strategic transaction committee held a meeting to review the status of contacts with various potentially interested strategic partners for Sequoia, including Citrix.

  On March 1, 2001, Citrix and Sequoia signed a Mutual Non-Disclosure Agreement (the "Non-Disclosure Agreement") pursuant to which the parties agreed to refrain from disclosure of confidential information shared between the parties and to negotiate exclusively for a defined period.

  On March 2, 2001, Citrix retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to serve as financial advisor for the proposed strategic transaction with Sequoia.

  On the same date, representatives of Citrix, representatives of Testa, Hurwitz & Thibeault, LLP, outside counsel to Citrix, and Ernst & Young, LLP, accountants to Citrix, met in the data room at the offices of Fenwick & West in Washington D.C. to conduct additional legal and financial due diligence. Representatives of Lehman Brothers were also in attendance. Diligence review and preliminary discussions between the parties continued over the following days.

  On March 5, 2001, additional representatives of Citrix met with representatives of Sequoia at Sequoia's corporate headquarters to conduct due diligence and begin discussions regarding corporate integration.

  On March 7, 2001, Sequoia's strategic transaction committee met with representatives of Lehman Brothers and Fenwick & West to review the status of due diligence and the negotiations with Citrix.

  On March 9, 2001, at the request of Citrix, John P. Cunningham, Chief Financial Officer of Citrix, and Messrs. Faint and Wesker met in Sequoia's corporate offices and discussed various structures for a proposed acquisition of Sequoia by Citrix.

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  On March 10, 2001, Sequoia's strategic transaction committee again met with representatives of Lehman Brothers and Fenwick & West to discuss the progress of the proposed transaction with Citrix. In addition, representatives of Citrix, including representatives from Testa, Hurwitz & Thibeault and Merrill Lynch, met with representatives of Sequoia, including Fenwick & West and Lehman Brothers, to discuss proposed terms for an acquisition of Sequoia by Citrix.

  On March 11, 2001 Sequoia's board of directors met to review the progress of the strategic transaction discussions. Sequoia's legal counsel and financial advisor reviewed with the board their discussions with their Citrix counterparts and discussed the open transaction terms to be negotiated.

  From March 14 through March 20, 2001, the parties, assisted by their respective legal counsel and financial advisors, negotiated the terms of the definitive Merger Agreement and related transaction agreements.

  On March 16, 2001, the board of directors of Citrix met via telephonic conference call. Officers of Citrix summarized the status of negotiations with Sequoia to date. Representatives of Merrill Lynch provided an overview of the proposed structure for an acquisition of Sequoia via an all-cash tender offer to the stockholders of Sequoia. Officers of Citrix summarized proposed marketing messages and plans for integrating Sequoia's operations with that of Citrix. After discussion, the board requested that management continue negotiations regarding an acquisition of Sequoia. Pending satisfactory resolution of a number of open issues, and subject to negotiation, execution and delivery of certain agreements related to the Offer and Merger, the board approved an acquisition of Sequoia on terms substantially similar to those presented at the meeting.

  On March 18, 2001, Sequoia's board of directors met with its financial advisors and legal counsel to review in detail the terms of the proposed transaction. Representatives of Lehman Brothers provided the board with a detailed financial analysis of the proposed transaction, and a representative of Fenwick & West reviewed with the board the specific terms of the various transaction documents.

  On March 19 and 20, representatives of Citrix and Sequoia met to resolve the remaining open transaction issues.

  On March 20, 2001, Sequoia's board of directors met to review the final terms of the proposed transaction with Citrix. At this meeting, Lehman Brothers rendered its opinion that the proposed Citrix transaction was fair to Sequoia's stockholders from a financial point of view. After discussion, Sequoia's board voted to approve the Offer and the Merger and the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement.

  In the evening of March 20, 2001, Citrix, Merger Sub and Sequoia executed the Merger Agreement, Citrix and Sequoia executed the Transaction Option Agreement and Citrix, Merger Sub and certain stockholders of Sequoia executed the Stockholders Agreement. In addition, Messrs. Faint, Wesker and Martin each entered into an employment agreement with Citrix, effective at the time of the Merger.

  Prior to the opening of the financial markets on March 21, 2001, Citrix and Sequoia issued a joint press release announcing the execution of the Merger Agreement. Citrix filed a Schedule TO-C and Sequoia filed a Schedule 14D-9C with the Securities and Exchange Commission, each incorporating the joint press release.

 (b)(ii) Reasons for the Recommendation of the Board

  In approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

  .  the Offer Price in the Offer and the Merger;

  .  Sequoia's prospects if it were to remain independent, including:

    . the expenditures for sales, marketing and development staff that Sequoia believes would have been required over the near term for future growth;

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    .  Sequoia's ability to raise the capital required to grow its business, particularly in light of the recent decline in the capital markets;

    .  the ability of Sequoia to expand its distribution channels; and

    . the challenge of dedicating significant resources to growth while at the same time setting a rapid path to profitability;

  . the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate Sequoia as an independent entity, the range of possible benefits to Sequoia's stockholders of these alternatives and the timing and likelihood of accomplishing the goal of any of these alternatives;

  . the strategic value of Sequoia in the hands of a company with more significant financial resources, such as Citrix, that is positioned to more optimally exploit Sequoia's products and enhance its research and development efforts;

  . the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a premium over the prices at which the Shares traded before the execution of the Merger Agreement;

  . the financial analysis and presentation of Lehman Brothers, and the oral opinion of Lehman Brothers delivered on March 20, 2001 and subsequently confirmed in writing as the Fairness Opinion, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $5.64 per Share Offer Price to be received by holders of Shares (other than Citrix and its affiliates) pursuant to the Offer and the Merger was fair to such holders from a financial point of view. Such opinion was directed to the Board in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares (other than Citrix and its affiliates) pursuant to the Offer and the Merger. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached as Annex B and is incorporated in this Schedule 14D-9 by reference. Holders of Shares are urged to read the Fairness Opinion in its entirety;

  . the likelihood that the proposed acquisition would be completed, in light of the experience, reputation and financial capabilities of Citrix and the terms of the Merger Agreement;

  . the fact that the Offer and the Merger are not subject to any financing condition; and

  . the terms of the Merger Agreement, the Transaction Option Agreement and the Stockholders Agreement, including the conditions to the parties' respective obligations under these agreements.

  The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

 (c) Intent to Tender

  After reasonable inquiry and to Sequoia's knowledge, each executive officer and director of Sequoia currently intends to tender all Common Stock held of record or beneficially owned by such person to Merger Sub in the Offer, except for persons who by tendering would incur liability under Section 16(b) of the Exchange Act. In connection with the execution of the Merger Agreement, certain stockholders of Sequoia entered into a Stockholders Agreement with Citrix, Merger Sub and Sequoia, pursuant to which such stockholders contractually committed to tender shares of Common Stock totaling 17,187,553 shares in the aggregate. The following stockholders of Sequoia are party to the Stockholders Agreement: Baker Communications Fund, L.P., Anthem

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Capital, L.P., Flanders Language Valley Fund, C.V.A., Anil Sethi, Marc E.
Rubin, Kenneth E. Tighe and Jack F. Schuster. In addition, the following stockholders of Sequoia who are also executive officers and/or directors of Sequoia, are party to the Stockholders Agreement: Richard C. Faint, Jr., Chairman of the Board and Chief Executive Officer; Mark A. Wesker, President and Chief Operating Officer; and Gregory G. Heard, Chief Financial Officer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

  Pursuant to a letter agreement (the "Engagement Letter") dated January 22, 2001, Sequoia engaged Lehman Brothers Inc. to act as its financial advisor in connection with Sequoia's intent to consider acquisition offers and, if requested by Sequoia, to render Sequoia's Board an opinion with respect to the fairness, from a financial point of view, to Sequoia of the consideration to be received in any such acquisition (the "Opinion").

  Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Lehman Brothers because of its expertise, reputation and familiarity with Sequoia. In the past, Lehman Brothers has provided various investment banking services for Sequoia, including advising Sequoia in connection with a private placement of preferred stock in November 1999 and acting as lead manager for Sequoia's initial public offering in May 2000.

  Pursuant to the Engagement Letter, Sequoia agreed to pay Lehman Brothers a fee for its financial advisory services in an amount equal to (i) a retainer of $50,000 per month up to a maximum of $200,000, (ii) $375,000 payable upon delivery of the Opinion, if requested, and (iii) the higher of $1.5 million, or 1.25% of the consideration paid up to $200 million and 2% for all consideration above $200 million paid in the Sale (as defined below) less fees paid under (i) and (ii) above. The definition of "Sale" in the Engagement Letter includes, among other things, the transactions contemplated by the Merger Agreement. In addition, the Engagement Letter defines "Consideration" to include, among other things, the $5.64 Offer Price. Sequoia has also agreed to reimburse Lehman Brothers for reasonable expenses upon request. In addition, Sequoia has agreed to indemnify Lehman Brothers against any and all losses, claims, damages or liabilities arising in any manner out of or in connection with the rendering of services under the Engagement Letter, including the Offer and Merger, except to the extent that such liabilities are found in a final court judgment to have resulted directly from Lehman Brother's gross negligence or willful misconduct. Sequoia has also agreed to reimburse Lehman Brothers for all reasonable expenses, including fees of legal counsel, incurred by Lehman Brothers in investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising out of the transactions contemplated by the Engagement Letter.

  Except as described above, neither Sequoia nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

  No transactions in the Shares have been effected during the past 60 days by Sequoia or, to the knowledge of Sequoia, any executive officer, director, affiliate or subsidiary of Sequoia.

Item 7. Purposes of the Transaction and Plans or Proposals

  Except as described in this Schedule 14D-9, Sequoia is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of Sequoia's securities by Sequoia, any subsidiary of Sequoia, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sequoia or any subsidiary of Sequoia; (3) a purchase, sale or transfer of a material amount of assets of Sequoia or any subsidiary of Sequoia; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Sequoia.

  Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

 (a) Merger Sub's Designation of Persons to be Elected to the Board

  The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by the Merger Sub, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Sequoia's stockholders.

 (b) Maryland General Corporation Law

  Sequoia is incorporated under the laws of the State of Maryland.

  Short-form Merger. Under the MGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger after completion of the Offer without the vote of Sequoia's stockholders. However, if Merger Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of Sequoia's stockholders is required under Maryland law, a longer period of time will be required to effect the Merger. Pursuant to the Transaction Option Agreement, Sequoia has granted Citrix an irrevocable option to purchase up to a number of shares of Common Stock equal to 19.9% of the number of shares of Common Stock issued and outstanding (before Citrix's exercise of the option) at a purchase price per share equal to the Offer Price. Citrix's option is only exercisable if, after giving effect to Citrix's exercise of the option and as a result of such exercise, Citrix and Merger Sub will collectively own at least 90.1% of the shares of Common Stock on a fully-diluted basis (as defined in the Merger Agreement).

  Appraisal Rights. Pursuant to the MGCL, a stockholder of a Maryland corporation may not demand appraisal rights in connection with a consolidation or merger with another corporation if securities of the Maryland corporation are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Since securities of Sequoia are listed on Nasdaq, no appraisal rights are available to the Sequoia stockholders in connection with the Offer or the Merger.

  Maryland Business Combination Statute. The MGCL prohibits specified "business combinations" between a Maryland corporation and an "interested stockholder." These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either anyone who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period before the date in question. These business combinations are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any of these business combinations must be recommended by the board of directors of the corporation and approved by the vote of at least 80% of the vote entitled to be cast by all holders of the corporation's voting shares; and at least 66 2/3% of the votes entitled to be cast by all holders of the corporations' voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder. These special voting requirements do not apply if the corporation's stockholders receive a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares. This business combination statute does not apply to business combinations that are approved or exempted by the corporation's board of directors before the interested stockholder becomes an interested stockholder. The Board approved the Offer and the Merger and, as a result, this business combination statute does not apply to the Offer, the Merger or the transactions contemplated by the Merger Agreement.

  Control Share Acquisition Statute. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer or by the corporation's officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: 10% or more but less than 33 1/3%; 33 1/3% or more but less than a majority; or a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares. A person who has made or proposes to make a "control share acquisition," under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders' meeting to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person's statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders' meeting at which the voting rights of the shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions that would otherwise apply to the exercise of dissenters' rights do not apply in the context of a "control share acquisition." The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. The Board amended Sequoia's bylaws to exempt the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Transaction Option Agreement from this control share acquisition statute.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit (a)(1)(i)   Offer to Purchase, dated March 28, 2001 (incorporated by
                     reference to Exhibit (a)(1)(A) to the Schedule TO of
                     Merger Sub filed on March 28, 2001).

 Exhibit (a)(1)(ii)  Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub filed on March 28, 2001).

 Exhibit (a)(2)(i)   Letter to Stockholders of Sequoia, dated March 28, 2001.*

 Exhibit (a)(2)(ii)  Opinion of Lehman Brothers Inc., dated March 20, 2001
                     (included as Annex B to this Schedule 14D-9).*

 Exhibit (a)(2)(iii) Joint Press Release issued by Citrix and Sequoia on March
                     21, 2001 (incorporated by reference to the Schedule 14D-9-
                     C of Sequoia filed on March 21, 2001).

 Exhibit (e)(1)      Agreement and Plan of Merger, dated as of March 20, 2001,
                     among Sequoia, Citrix and Merger Sub (incorporated by
                     reference to Exhibit 2 to the Schedule 13D filed March 28,
                     2001 by Citrix and Merger Sub).

 Exhibit (e)(2)      Transaction Option Agreement, dated as of March 20, 2001
                     between Sequoia and Citrix (incorporated by reference to
                     Exhibit 3 to the Schedule13D filed March 28, 2001 by
                     Citrix and Merger Sub).

 Exhibit (e)(3)      Form of Stockholders Agreement among Citrix, Merger Sub,
                     Sequoia and certain stockholders of Sequoia (incorporated
                     by reference to Exhibit 4 to the Schedule13D filed March
                     28, 2001 by Citrix and Merger Sub).

 Exhibit (e)(4)      Employment Agreement between Citrix and Richard C. Faint,
                     Jr.

 Exhibit (e)(5)      Employment Agreement between Citrix and Mark Wesker

 Exhibit (e)(6)      Employment Agreement between Citrix and Paul Martin

 Exhibit (e)(7)      Information Statement of Sequoia, dated March 28, 2001
                     (included as Annex A to this Schedule 14D-9).*

 ANNEX A             Information Statement

 ANNEX B             Opinion of Lehman Brothers

--------
*  Included with the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Sequoia Software Corporation

                                                 /s/ Richard C. Faint, Jr.
                                          By: _________________________________
                                                  Richard C. Faint, Jr.
                                                 Chief Executive Officer

Dated: March 28, 2001

                                                                        ANNEX A

                         SEQUOIA SOFTWARE CORPORATION
                                8890 McGaw Road
                           Columbia, Maryland 21045

                               ----------------

                Information Statement Pursuant to Section 14(f)
              of the Securities Exchange Act of 1934, as amended,
                           and Rule 14f-1 thereunder

  This Information Statement is being mailed on or about March 28, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sequoia Software Corporation, a Maryland corporation ("Sequoia"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Citrix Systems, Inc., a Delaware corporation ("Citrix"), to a majority of seats on Sequoia's Board of Directors (the "Board").

  On March 20, 2001, Sequoia, Citrix and Soundgarden Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Citrix ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.001 per share, of Sequoia (the "Common Stock") at a price per share of $5.64, net to the seller in cash without interest. Following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, Merger Sub will be merged with and into Sequoia (the "Merger") and Sequoia will become a wholly owned subsidiary of Citrix. Pursuant to the Merger Agreement, Merger Sub commenced the Offer on March 28, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 25, 2001, unless the Offer is extended in accordance with the terms of the Merger Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act. This Information Statement supplements information in the Schedule 14D-9. Information herein relating to Citrix, Merger Sub or the Citrix Designees (as defined below) has been provided by Citrix and Merger Sub. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement at this time.

  The Common Stock is the only class of voting securities of Sequoia outstanding. Each share of Common Stock entitles the holder thereof to one vote. As of March 19, 2001, there were 30,950,135 shares of Common Stock outstanding.

                DESIGNEES TO THE BOARD OF DIRECTORS OF SEQUOIA

  Pursuant to the Merger Agreement, promptly following the acceptance for payment, and full payment by Citrix or any of its subsidiaries, of such number of shares of Common Stock which represents at least a majority of the outstanding Common Stock on a fully-diluted basis (as defined in the Merger Agreement), and from time to time thereafter, Citrix will be entitled to designate to the Board such number of directors (the "Citrix Designees"), rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to any increase in the number of directors) and (ii) the percentage that such number of shares of Common Stock so purchased bears to the aggregate number of shares of Common Stock outstanding. The Board is divided into three classes of directors serving overlapping three-year terms. Upon Citrix's request, Sequoia will either increase the size of the Board or use its reasonable efforts to secure the resignations of such numbers of directors as is necessary to enable the Citrix Designees to be elected to the Board.

  After the Citrix Designees have been elected or appointed to the Board and before the effective time of the Merger (the "Effective Time"), any amendment or termination of the Merger Agreement will require the approval of a majority of the directors then in office who were either directors of Sequoia as of the date of the Merger Agreement or successors to such continuing directors that were recommended to succeed such continuing directors by a majority of the continuing directors then on the Board other than any Citrix Designee.

  It is currently anticipated that Citrix will designate such officers of Citrix listed on Appendix 1 to this Information Statement as Citrix shall determine to serve as the directors of Sequoia following completion of the Offer. Merger Sub expects that such representation would permit Merger Sub to exert substantial influence over Sequoia's conduct of its business and operations.

  Citrix has informed Sequoia that each of the officers of Citrix listed on Appendix 1 has consented to serve as a director, if so designated. If necessary, Citrix may select additional or other Citrix Designees, subject to the requirements of Rule 14f-1. None of the potential Citrix Designees listed on Appendix 1 (i) is currently a director of, or holds any position with, Sequoia, (ii) has a familial relationship with any directors or executive officers of Sequoia, or (iii) to Sequoia's knowledge, beneficially owns any securities (or other rights to acquire any securities) of Sequoia. Citrix has advised Sequoia that, to Citrix's knowledge, none of the potential Citrix Designees listed on Appendix 1 has been involved in any transaction with Sequoia or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed in this Information Statement or in the Schedule 14D-9.

                         CURRENT DIRECTORS OF SEQUOIA

  The table below presents information about Sequoia's current directors. None of the directors has any family relationship to any executive officer or to any other director of Sequoia. Ages are as of March 19, 2001.

                                                                         Director
 Name                        Age Principal Occupation                     Since
 ----                        --- --------------------                    --------
 Richard C. Faint, Jr.......  49 Chairman of the Board, Chief              1996
                                 Executive Officer

 Mark A. Wesker.............  39 President, Chief Operating Officer        1992

 Marvin W. Adams (1)........  43 Vice President and Chief Information      2000
                                 Officer of Ford Motor Company

 Lawrence A. Bettino (2)....  40 Partner with Baker Communications         1999
                                 Fund, L.P.

 Andrew J. Filipowski.......  50 Chairman of the Board of Directors        1999
                                 and Chief Executive
                                 Officer of divine, inc.

 Jonathan I. Grabel (1)(2)..  32 Partner with Baker Communications         1999
                                 Fund, L.P.

 William M. Gust II (1)(2)..  58 Managing General Partner, Anthem          1996
                                 Capital, L.P.;
                                 President of Mariner Management, Inc.

 Richard R. Roscitt.........  49 Chairman and Chief Executive Officer      2000
                                 of ADC Telecommunications, Inc.

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Richard C. Faint, Jr. has been a director since July 1996. Mr. Faint is Chairman of the Board and Chief Executive Officer of Sequoia. Mr. Faint served as Chief Financial Officer of Mergent Technologies from September 1995 to July 1996. Previously, from January 1995 to September 1995, Mr. Faint was the Chief Financial Officer of Performance Learning Group which merged with Mergent Technologies in September 1995. From December 1984 to January 1995, Mr. Faint served as Chief Financial Officer of PersonaCare, a company that he co-founded. PersonaCare was acquired by TheraTx, which later completed its initial public offering. Mr. Faint received his B.S. in Accounting and Finance from Towson University and his J.D. and M.B.A. from The University of Baltimore.

  Mark A. Wesker has been a director since November 1992. Mr. Wesker is President and Chief Operating Officer of Sequoia. From May 1986 to November 1992, prior to starting Sequoia, Mr. Wesker was a senior associate and litigator at Miles & Stockbridge, where he practiced technology, health care and corporate law. Mr. Wesker earned his Bachelor of Arts degree from the George Washington University and his J.D. from The University of Baltimore School of Law.

  Marvin W. Adams has been a director since February 2000. Mr. Adams is the Vice President and Chief Information Officer of Ford Motor Company. Mr. Adams has held this position since December 2000. Prior to that, Mr. Adams was the Executive Vice President and Chief Technology Officer of Bank One Corporation, positions he held from December 1998 and October 1998, respectively, to December 2000. From February 1997 to October 1998, Mr. Adams served as Chief Technology and Information Officer of Banc One Corporation. From June 1996 to February 1997, Mr. Adams served as Chief Information Officer of Frontier Communications Corporation. From April 1994 to June 1996, Mr. Adams served as President of Financial Card Services of Banc One Corporation. Mr. Adams received his B.S. in Electrical Engineering from Michigan State University.

  Lawrence A. Bettino has been a director since November 1999. Mr. Bettino is a founding member of Baker Capital Partners, LLC, the general partner of Baker Communications Fund, L.P., a communications-focused private equity fund, a position he has held since May 1996. From July 1989 to April 1996, Mr. Bettino worked for Dillon Read Venture Capital. Mr. Bettino is currently a director of Connected Corporation, Curl Corporation, NetOps Corporation, NextPoint Networks, Inc. and S2 Systems, Inc. Mr. Bettino received his B.S. degree in Electrical Engineering from Renssalaer Polytechnic Institute and his M.B.A. from Harvard Business School.

  Andrew J. Filipowski has been a director since November 1999. Mr. Filipowski has been Chairman of the Board of Directors and Chief Executive Officer of divine, inc. since its inception and was President from its inception until October 1999. He has also been Chairman and Chief Executive Officer of Platinum Venture Partners, Inc., the previous general partner of the Platinum Venture Partners limited partnerships. Mr. Filipowski was a founder of PLATINUM Technology International Inc. and served as the Chairman of its Board of Directors, Chief Executive Officer and President from its inception in 1987 until it was acquired by Computer Associates in June 1999. Mr. Filipowski is currently a director of eShare Communications, Inc.

  Jonathan I. Grabel has been a director since November 1999. Mr. Grabel is a partner with Baker Communications Fund, L.P., a communications-focused private equity fund. From August 1996 to August 1998, Mr. Grabel was an investment banker with Nomura Securities International, Inc. and Warburg Dillon Read LLC. Mr. Grabel is currently a director of S2 Systems, Inc. Mr. Grabel received his B.S. in Economics from the Wharton School of the University of Pennsylvania and his M.B.A. from The University of Chicago. Mr. Grabel is a Certified Public Accountant.

  William M. Gust II has been a director since November 1996. Since September 1994, Mr. Gust has been President of Mariner Management, Inc., the management company for Anthem Capital L.P., a venture capital partnership, of which he has been a Managing General Partner since September 1994. Mr. Gust is currently a director of CyberSystem Technologies, Inc., Mensana Diagnostics Corp. and WisdomWare, Inc. Mr. Gust received his B.A. in Creative Writing and English Literature from Northwestern University.

  Richard R. Roscitt has been a director since April 2000. Mr. Roscitt is Chairman and Chief Executive Officer of ADC Telecommunications, Inc., a position he has held since January 2001. Prior to that, Mr. Roscitt served as President and Chief Executive Officer of AT&T Solutions, a position he held from September 1997 to January 2001. From January 1992 to September 1997, Mr. Roscitt served as Vice President of AT&T Business Long Distance Services. Mr. Roscitt received his B.S. in Engineering from Stevens Institute of Technology and his M.B.A. in Management from the Sloan School of M.I.T.

Board Meetings and Committees

  During 2000, the Board held seven meetings, including meetings by telephone. Other than Richard Roscitt, who failed to attend one of the two meetings held after he was appointed to the Board, no director attended fewer than 75% of the total number of meetings of the Board held while he was a director and the total number of meetings held by all committees of the Board on which the director served during the time he served.

  The Board has a Compensation Committee and an Audit Committee. The Board does not have a nominating committee or a committee performing similar functions.

  The Compensation Committee consists of Messrs. Bettino, Grabel and Gust. The Compensation Committee reviews and recommends the compensation arrangements for management, including the compensation for Sequoia's President and Chief Executive Officer, establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve Sequoia's financial goals, and administers Sequoia's stock option plan. The Compensation Committee met 17 times during 2000.

  The Audit Committee consists of Messrs. Adams, Grabel and Gust. The Audit Committee recommends to the Board the independent auditors to conduct the annual audit of Sequoia's books and records, reviews the proposed scope and results of the audit, approves the audit fees to be paid, reviews accounting and financial controls with the independent public accountants and Sequoia's financial and accounting staff, and reviews and approves transactions between Sequoia and its directors, officers and affiliates. The Audit Committee met four times during 2000.

Director Compensation

  The directors do not receive compensation for serving on the Board. Sequoia reimburses the directors for reasonable expenses they incur to attend Board meetings and committee meetings.

  Pursuant to Sequoia's 2000 Stock Incentive Plan, non-employee directors are eligible to receive grants of options to purchase Common Stock. In February 2000, Sequoia granted to Mr. Adams options to purchase 37,500 shares of Common Stock at an exercise price of $1.867 per share. In April 2000, Sequoia granted to Messrs. Roscitt, Adams, Grabel, Bettino and Gust options to purchase 75,000, 37,500, 25,000, 25,000 and 25,000 shares, respectively, of Common
Stock at an exercise price of $1.867 per share.

  In recognition of their outstanding performance in consideration for past services previously rendered to Sequoia, including their contributions in connection with the Offer and the Merger, Sequoia has approved the payment of cash consulting fees to certain members of the Board. These consulting fees are to be paid by Sequoia upon the closing of the Merger to the following directors: $23,643.75 to Mr. Bettino; $23,643.75 to Mr. Grabel; and $94,575.00
to Mr. Gust.

Audit Fees

  Audit fees billed to Sequoia by Ernst & Young LLP for the 2000 audit are estimated to total $173,000, of which $96,000 had been billed through December 31, 2000.

Financial Information Systems Design and Implementation Fees

  Ernst & Young LLP has performed no services and billed no fees to date for Financial Information Systems Design and Implementation.

All Other Fees

  Fees billed to Sequoia by Ernst & Young LLP for other services are estimated to total $430,000, of which $352,000 had been billed through December 31, 2000. The total estimated amount of $430,000 includes audit related services of $398,000 and non-audit services of $32,000. Audit related service fees include fees for Commission registration statements, accounting consultations and program audits. Non-audit services include income tax compliance and consultation.

                         REPORT OF THE AUDIT COMMITTEE

  The following is the report of the Audit Committee with respect to Sequoia's audited financial statements for 2000. This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if Sequoia specifically incorporates the information by reference. In addition, this report shall not otherwise be deemed soliciting material or filed under these Acts.

  The Audit Committee's purpose is to assist the Board in its oversight of Sequoia's financial accounting, reporting and controls. The Board, in its business judgment, has determined that all members of the Audit Committee are "independent" as required by listing standards of the Nasdaq Stock Market. The committee operates under a charter approved by the Board in May 2000. A copy of the current charter is in Appendix 2 to this Information Statement.

  Management is responsible for the preparation, presentation and integrity of Sequoia's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Ernst & Young LLP, are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee discussed with Sequoia's independent auditors the overall scope and plans for the audit. The Audit Committee meets with Sequoia's internal finance and accounting staff and its independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Sequoia's internal controls and the overall quality of Sequoia's financial reporting.

  In performing its oversight role, the Audit Committee considered and discussed the audited financial statements with management and the independent auditors. The committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The committee received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The committee also considered whether the provision of non-audit services by the independent auditors is compatible with maintaining the auditors' independence and has discussed with the auditors the auditors' independence. Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the committee referred to below and in its charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for fiscal year 2000.

  The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of auditor independence. Members of the committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of Sequoia's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Ernst & Young LLP is in fact "independent" as required by the Nasdaq National Market.

Audit Committee:

Marvin W. Adams
Jonathan I. Grabel
William M. Gust II

                            PRINCIPAL STOCKHOLDERS

  The following table presents information as to the beneficial ownership of Common Stock as of March 19, 2001 by:

  . each stockholder known by Sequoia to be the beneficial owner of more than 5% of the Common Stock;

  .  each director of Sequoia;

  .  each named executive officer of Sequoia; and

  .  all of Sequoia"s directors and executive officers as a group.

  Beneficial ownership is determined under the rules of the Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to Sequoia's knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of March 19, 2001 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed stockholder is c/o Sequoia Software Corporation, 8890 McGaw Road, Columbia, Maryland 21045.

  The percentage of Common Stock outstanding as of March 19, 2001 is based on 30,950,135 shares of Common Stock outstanding on that date.

                                        Number of Shares
Name of Beneficial Owner               Beneficially Owned Percent of Ownership
------------------------               ------------------ --------------------
Lawrence A. Bettino (1)(3)............      7,405,550             22.6
Jonathan I. Grabel (2)(3).............      7,405,550             22.6
Baker Communications Fund, L.P. (3)...      7,386,800             22.5
Andrew J. Filipowski (4)(5)...........      2,543,337              7.8
divine, inc. (5)......................      2,335,770              7.1
William M. Gust II (6)(7).............      2,227,926              6.8
Anthem Capital, L.P. (7)..............      2,227,926              6.7
Philip Vermeulen (8)(9)...............      1,993,156              6.1
Flanders Language Valley Fund, C.V.A.
 (9)..................................      1,983,781              6.1
Richard C. Faint, Jr. (10)............      1,050,032              3.2
Mark A. Wesker (11)...................      1,893,750              5.8
Rick Roscitt (12).....................         56,250                *
Marvin W. Adams (13)..................         56,250                *
Gregory G. Heard (14).................         29,750                *
Paul Martin (15)......................         32,900                *
All executive officers and directors
 as a group (11 persons)..............     18,833,281             57.6

--------
  * Represents beneficial ownership of less than 1%
 (1) Includes 7,386,800 shares held by Baker Communications Fund, L.P. Mr. Bettino, a director, is a founding member of Baker Capital Partners, LLC, and the general partner of Baker Communications Fund, L.P. Mr. Bettino disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Also includes 18,750 shares subject to options that are vested and exercisable and held by Mr. Bettino. Mr. Bettino's address is c/o Baker Communications Fund, L.P., 540 Madison Avenue, New York, NY 10022.
 (2) Includes 7,386,800 shares held by Baker Communications Fund, L.P. Mr. Grabel, a director, is a partner of Baker Communications Fund, L.P. Mr. Grabel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Also includes 18,750 shares subject to options that are vested and exercisable and held by Mr. Grabel. Mr. Grabel's address is c/o Baker Communications Fund, L.P., 540 Madison Avenue, New York, NY 10022.

 (3) The address of Baker Communications Fund, L.P. is 540 Madison Avenue, New York, NY 10022.
 (4) Includes 2,335,770 shares held by divine, inc. Mr. Filipowski, a director, is chairman of the board of directors and chief executive officer of divine, inc. Mr. Filipowski shares voting and dispositive control over these shares. A total of ten other directors of divine, inc. share voting and dispositive control over these shares. Mr. Filipowski disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Also includes 41,514 shares issuable upon exercise of warrants held by Mr. Filipowski. Mr. Filipowski's address is c/o divine, inc., 4225 Naperville Road, Suite 400, Lisle, IL 60532.
 (5) The address of divine, inc. is 4225 Naperville Road, Suite 400, Lisle, IL 60532.
 (6) Includes 2,149,531 shares, 37,500 shares subject to options that are vested and exercisable and 40,895 shares issuable upon exercise of warrants held by Anthem Capital, L.P. Mr. Gust, a director, is the managing general partner of Anthem Capital, L.P. Mr. Gust shares voting and dispositive control over these shares with two other general partners of Anthem Capital. Mr. Gust disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Mr. Gust's address is c/o Anthem Capital, L.P., 16 South Calvert Street, Suite 800, Baltimore, MD 21202-1305.
 (7) The address of Anthem Capital, L.P. is 16 South Calvert Street, Suite 800, Baltimore, MD 21202-1305.
 (8) Includes 1,936,418 shares and 47,363 shares issuable upon exercise of warrants held by Flanders Language Valley Fund, C.V.A. Mr. Vermeulen is the managing director of Flanders Language Valley Fund, C.V.A. Mr. Vermeulen shares voting and dispositive control over these shares. Mr. Vermeulen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in this entity. Also includes 9,375 shares subject to options that are vested and exercisable and held by Mr. Vermeulen. Mr. Vermeulen's address is c/o Flanders Valley Fund, C.V.A., B-8900 IEPER, Belgium.
 (9) The address of Flanders Valley Fund, C.V.A. is B-8900 IEPER, Belgium.
(10) Includes 164,063 shares subject to options that are vested and exercisable and 38,231 shares issuable upon exercise of warrants held by Mr. Faint. Also includes 100,000 shares held by Faint Family 2001 CRUT and 150,000 shares held by Faint Family Trust.
(11) Includes 93,750 shares subject to options that are vested and exercisable and held by Mr. Wesker. Also includes 225,000 shares held by a grantor retained annuity trust organized for the benefit of Mr. Wesker, 150,000 shares held by a grantor retained annuity trust organized for the benefit of Natasha Wesker, Mr. Wesker's wife, 16,725 shares held in an irrevocable trust for the benefit of Natasha Wesker, for which Natasha Wesker is trustee, 7,500 shares held in an irrevocable trust for the benefit of Tania Sethi, for which Natasha Wesker is trustee, 15,000 shares held in an irrevocable trust for the benefit of Charlotte Lawrence, for which Lawrence Wesker, Mr. Wesker's brother, is trustee, 15,000 shares held in an irrevocable trust for the benefit of Laura Albert, for which Lawrence Wesker, Mr. Wesker's brother, is trustee, 7,500 shares held in an irrevocable trust for the benefit of Lawrence Wesker, for which Lawrence Wesker, Mr. Wesker's brother, is trustee, 15,000 shares held in an irrevocable trust for the benefit of Balram and Sudesh Sethi, for which Balram and Sudesh Sethi, Mr. Wesker's father-in-law and mother-in-law, and Natasha Wesker, Mr. Wesker's wife, are trustees, and 7,500 shares held in an irrevocable trust for the benefit of Barry Wesker, for which Barry Wesker, Mr. Wesker's father, is trustee. Mr. Wesker disclaims beneficial ownership of the shares held in the irrevocable trusts and the grantor retained annuity trust organized for Natasha Wesker.
(12) Includes 56,250 shares subject to options that are vested and exercisable and held by Mr. Roscitt.
(13) Includes 56,250 shares subject to options that are vested and exercisable and held by Mr. Adams.
(14) Includes 23,750 shares subject to options that are vested and exercisable and held by Mr. Heard.
(15) Includes 10,938 shares subject to options that are vested and exercisable and held by Mr. Martin.

                              EXECUTIVE OFFICERS

  The name, age, present principal occupation or employment and five-year employment history of Sequoia's current executive officers are set forth below. There are no family relationships between any of Sequoia's executive officers. Ages are as of March 19, 2001.

Name                     Age Position
----                     --- --------
Richard C. Faint, Jr....  49 Chairman of the Board, Chief Executive Officer and Director
Mark A. Wesker..........  39 President, Chief Operating Officer and Director
Gregory G. Heard........  36 Chief Financial Officer
Paul Martin.............  29 Chief Technology Officer
William S. Brennan......  38 Executive Vice President, Corporate Development

  Richard C. Faint, Jr. has been Chairman of the Board and Chief Executive Officer of Sequoia since July 1996. Mr. Faint served as Chief Financial Officer of Mergent Technologies from September 1995 to July 1996. Previously, from January 1995 to September 1995, Mr. Faint was the Chief Financial Officer of Performance Learning Group which merged with Mergent Technologies in September 1995. From December 1984 to January 1995, Mr. Faint served as Chief Financial Officer of PersonaCare, a company that he co-founded. PersonaCare was acquired by TheraTx, which later completed its initial public offering. Mr. Faint received his B.S. in Accounting and Finance from Towson University and his J.D. and M.B.A. from The University of Baltimore.

  Mark A. Wesker has been President and Chief Operating Officer of Sequoia since November 1992. From May 1986 to November 1992, prior to starting Sequoia, Mr. Wesker was a senior associate and litigator at Miles & Stockbridge, where he practiced technology, health care and corporate law. Mr. Wesker earned his Bachelor of Arts degree from the George Washington University and his J.D. from The University of Baltimore School of Law.

  Gregory G. Heard has been Chief Financial Officer and Vice President of Sequoia since he joined the company in January 2000 and is currently the Treasurer and Assistant Secretary of Sequoia. From November 1994 to January 2000, Mr. Heard was Managing Director of Equity Research at Corbyn Investment Management and the Greenspring Fund. Prior to that, from September 1991 to October 1994, Mr. Heard was Manager, Financial Advisory Services Group at Coopers & Lybrand. Mr. Heard received his B.S. in Accounting and his M.B.A. from Lehigh University. Mr. Heard is a Certified Management Accountant.

  Paul Martin joined Sequoia in 1997 and served as Vice President of Product Development before assuming his current position as Chief Technology Officer in August 2000. Prior to joining Sequoia, from May 1993 to February 1997, Mr. Martin was senior software applications developer for the PDI Division of Bird-Johnson Corporation. He holds a B.S. in Computer Engineering from Virginia Polytechnic Institute and State University.

  William S. Brennan joined Sequoia in December 2000 as Executive Vice President for Corporate Development. Prior to joining Sequoia, from November 1995 to June 2000, Mr. Brennan was a senior technology analyst at Pacific Growth Equities in San Francisco, California. After founding Griffin Ventures, a merchant banking and research firm, in August 1995, Mr. Brennan served as its president and managing director until June 2000. Previously, he served as Senior Vice President of Pennsylvania Merchant Group from February 1994 to August 1995 and as a financial advisory services manager at Coopers & Lybrand from February 1992 to February 1994. Mr. Brennan holds undergraduate degrees in Mechanical Engineering and Biology from Lehigh University, an M.S. in Biomedical and Mechanical Engineering from Colorado State University, and an M.B.A. with a concentration in Finance from Villanova.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

  The following table presents information about the compensation awarded to, earned by or paid to (i) the Chief Executive Officer and (ii) the other executive officers as of December 31, 2000 whose salary and bonus for 2000 was more than $100,000. Sequoia does not grant stock appreciation rights and does not have any long-term compensation benefits other than stock options.

                                                                Long-Term
                                                               Compensation
                                   Annual Compensation            Awards
                              ----------------------------- ------------------
Name and Principal                             Other Annual     Securities
Positions                Year  Salary   Bonus  Compensation Underlying Options
------------------       ---- -------- ------- ------------ ------------------
Richard C. Faint, Jr.... 2000 $194,000     --     $9,500(1)      300,000(4)
                         1999  160,000 $17,500     9,500(1)       93,750(2)
                                                                  18,750(3)

Mark A. Wesker.......... 2000  169,000     --      5,600(5)      150,000(4)
                         1999  135,000  17,500     5,500(5)       75,000(2)

Gregory G. Heard (6).... 2000  110,300  10,000       100          37,500(4)
                                   --      --        --           37,500(4)
                                                                  10,000(7)
                                                                 175,000(4)
                         1999      --      --        --              --

Paul Martin............. 2000  112,500   5,000       100         198,125(4)
                                                                   5,000(7)
                         1999   80,000   5,000       --           33,750(4)

--------
(1) Includes vehicle lease payments of $9,300.
(2) Options vest according to the following schedule: 50% of the options vest immediately and the remaining 50% of the options vest ratably on each of the two anniversaries following the date of grant. Options expire on the tenth anniversary of the date of grant.
(3) Options vest immediately and expire on the tenth anniversary of the date of grant.
(4) Options vest at a rate of 25% on the first anniversary of the date of grant and 6.25% per quarter thereafter, and become 100% vested on the fourth anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant.
(5) Includes vehicle lease payments of $5,400.
(6) Mr. Heard joined Sequoia in January 2000.
(7) Options vest at a rate of 25% on the date of grant, 25% on January 1, 2001, and 25% per each six-month period thereafter, and become 100% vested on January 1, 2002. Options expire on the tenth anniversary of the date of grant.

Stock Option Grants

  The following table presents information about each grant of stock options made during 2000 to the executive officers named in the Summary Compensation Table.

                             Option Grants in 2000

                                                                             Potential Realizable
                         Number of   Percent of                            Value at Assumed Annual
                           Shares   Total Options                            Rates of Stock Price
                         Underlying  Granted to   Exercise             Appreciation for Option Term (3)
                          Options   Employees in  Price Per Expiration --------------------------------
Name                      Granted     2000 (1)      Share    Date (2)      0%         5%        10%
----                     ---------- ------------- --------- ----------     --     ---------- ----------
Richard C. Faint, Jr....  300,000       9.83%      $1.867      2/1/10  $2,140,000 $3,837,900 $6,443,100

Mark A. Wesker..........  150,000       4.92%      $1.867      2/1/10  $1,070,000 $1,918,950 $3,221,550

Gregory G. Heard........   37,500       1.23%      $1.867     1/24/10  $  267,500 $  479,738 $  805,388

                           37,500       1.23%      $1.867      2/1/10  $  267,500 $  479,738 $  805,388

                           10,000       0.33%      $5.500     10/6/10  $        0 $   34,590 $   87,660

                          175,000       5.74%      $2.125    11/30/10  $        0 $  233,800 $  592,725

Paul Martin.............    5,000       0.16%      $5.500     10/6/10  $        0 $   17,295 $   43,830

                          198,125       6.49%      $2.125    11/30/10  $        0 $  264,695 $  671,049

--------
(1) Based on options to purchase 3,051,152 shares of Common Stock granted to employees in 2000.
(2) The options were granted at fair market value and have ten-year terms, subject to earlier termination upon death, disability or termination of employment. Options vest at a rate of 25% on the first anniversary of the date of grant and 6.25% per quarter thereafter, and become 100% vested on the fourth anniversary of the date of grant with exceptions as follows:

  . Options for Mr. Heard dated 10/6/00 with an expiration date of 10/6/10 in the amount of 10,000 shares vest at a rate of 25% on the date of grant, 25% on January 1, 2001, and 25% per each six-month period thereafter, and become 100% vested on January 1, 2002.

  . Options for Mr. Martin dated 10/6/00 with an expiration date of 10/6/10 in the amount of 5,000 shares vest at a rate of 25% on the date of grant, 25% on January 1, 2001, and 25% per each six-month period thereafter, and become 100% vested on January 1, 2002.

(3) Potential realizable values are calculated by:

  . multiplying the number of shares of Common Stock subject to a given option by the market price per share of the Common Stock on the date of grant;

  . assuming that the amount derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

  .  subtracting from that result the total option exercise price.

  The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Commission and do not reflect Sequoia's estimate or projection of future Common Stock prices.

Option Exercises in 2000

  The following table presents the number of shares acquired and the value realized upon exercise of stock options during 2000 by the executive officers named in the Summary Compensation Table. The table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 2000. Also reported are values of "in-the-money" options that represent the positive difference between the exercise price of the outstanding stock option and the fair market value of the shares subject to the option at fiscal year end. The fair market value is based on $1.906 per share, which was the closing price of the Common Stock as reported on the Nasdaq National Market on December 29, 2000, the last day of trading for 2000. These values, unlike the amounts in the column entitled "Value Realized," have not been, and may never be, realized.

     Aggregated Option Exercises in Fiscal 2000 and Fiscal Year-End Values

                                                  Number of Securities      Value of Unexercised
                                                 Underlying Unexercised     In-the-Money Options
                           Shares                  Options at Year-End           at Year-End
                         Acquired on   Value    ------------------------- -------------------------
Name                      Exercise    Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ---------- ----------- ------------- ----------- -------------
Richard C. Faint, Jr....   375,000   $3,364,875   89,063       323,438      $31,973      $12,614
Mark A. Wesker..........       --           --    56,250       168,750      $ 2,194      $ 6,581
Gregory G. Heard........       --           --     2,500       257,500          --       $ 2,925
Paul Martin.............    21,563   $  190,260    7,578       220,859      $ 9,866      $29,596

Employment Agreements

  On January 1, 2000, Mr. Faint and Mr. Wesker each entered into an amended and restated two-year employment agreement with Sequoia. On January 24, 2000 and June 1, 2000, respectively, Mr. Heard and Mr. Martin each entered into a two-year employment agreement with terms similar to the agreements previously signed by Messrs. Faint and Wesker (the "Existing Employment Agreements"). Unless employment is terminated earlier, each Existing Employment Agreement provides for two years of employment with automatic renewal for consecutive one-year terms until either party gives notice of termination at least 180 days before the end of the then current term.

  The Existing Employment Agreements provide for base salaries of $175,000, $150,000, $115,000 and $130,000 per year, respectively, for Messrs. Faint, Wesker, Heard and Martin. The Board must review these base salaries at least annually and may grant increases in its sole discretion. In addition, each of Messrs. Faint, Wesker, Heard and Martin is eligible to participate in Sequoia's stock plans and welfare benefit plans. Each of Messrs. Faint, Wesker, Heard and Martin is also entitled to paid vacation and perquisites provided by Sequoia to employees of similar level.

  Sequoia may terminate any of Messrs. Faint, Wesker, Heard and Martin with or without cause. If terminated without cause, the employee will be entitled to continuation in payment of his base salary, at the rate in effect immediately before the date of his termination. Such payment will be for a period equal to the greater of (i) the period from the day after the employee's last day of employment through the last day of the term of such employee's Existing Employment Agreement and (ii) one year (the "Termination Payment"). Sequoia is not obligated to make the Termination Payment unless the employee who has been terminated without cause honors certain restrictive covenants and executes a release of all claims arising from his employment by Sequoia. Each of Messrs. Faint, Wesker, Heard and Martin may voluntarily terminate his employment at any time.

  On December 7, 2000, Mr. Brennan entered into an employment offer letter with Sequoia (the "Offer Letter"). The Offer Letter provides for a base salary of $150,000 per year and participation in a commission plan whereby Mr. Brennan is eligible to receive a bonus of 0.5% of the gross sales generated by his department within Sequoia. In addition, Mr. Brennan was granted options to purchase 150,000 shares of Common Stock and is eligible to participate in Sequoia's welfare benefit plans. If terminated without cause during the term of an employment agreement to be entered into with Sequoia, Mr. Brennan will be entitled to receive his base salary for one year as severance pay.

  At the Effective Time, the Existing Employment Agreements of each of Messrs. Faint, Wesker and Martin (each, an "Executive") will be replaced by new employment agreements with Citrix (each, a "New Employment Agreement" and collectively, the "New Employment Agreements"). Employment under the New Employment Agreements commences on the completion of the Merger and continues for two years thereafter (the "Employment Term"). Upon expiration of the New Employment Agreements, each Executive may continue his employment with Citrix on an "at-will" basis if such Executive and Citrix mutually agree.

  The New Employment Agreements provide for base salaries of $200,000, $200,000 and $150,000 per year, respectively, for Messrs. Faint, Wesker and Martin. Each Executive is also eligible to participate in Citrix's standard benefit plans, accrue paid vacation time and receive an annual target-based bonus and additional bonus based upon mutually agreed upon performance goals. Subject to the approval of the Compensation Committee of Citrix's Board of Directors, each Executive will be granted options to purchase shares of Citrix common stock in the following amounts: 150,000 shares for Mr. Faint; 200,000 shares for Mr. Wesker; and 100,000 shares for Mr. Martin. Each option granted will have an exercise price equal to the fair market value of Citrix common stock as of the date of grant and will be subject to a four-year vesting schedule.

  Citrix may terminate any of the Executives with or without cause. If terminated without cause during the Employment Term, the terminated Executive will be entitled to a continuation in payment of his base salary for the remainder of the Employment Term (the "Severance Payment"). In addition, an Executive is entitled to the Severance Payment if he terminates his employment during the Employment Term because Citrix has materially breached the terms of his New Employment Agreement (and has not cured such breach within 30 days after the Executive has provided Citrix with written notice of the breach). Citrix will only be obligated to make the Severance Payment to a terminated Executive if such Executive executes a release of claims.

  As a condition of employment with Citrix, each Executive has also agreed to execute Citrix's standard Non-Solicitation, Non-Competition, Confidentiality and Non-Disclosure Agreement.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee currently consists of Messrs. Bettino, Grabel and Gust, none of whom has any interlocking relationships as defined by the Commission.

                       REPORT ON EXECUTIVE COMPENSATION

  This report on executive compensation is required by the Commission. This report shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if Sequoia specifically incorporates the information by reference. In addition, this report shall not otherwise be deemed soliciting material or filed under these Acts.

  The Compensation Committee of the Board makes decisions regarding executive compensation and stock option grants to executives. The committee is composed of three independent non-employee directors, none of whom has any interlocking relationships as defined by the Commission. Although the Chief Executive Officer and the Chief Financial Officer attend some of the meetings of the committee, they do not participate in deliberations relating to their own compensation.

General Compensation Policy

  The Compensation Committee acts on behalf of the Board to establish the general compensation policy for all of Sequoia's employees. The committee typically reviews salary levels and bonuses for the Chief Executive Officer ("CEO") and other executive officers and key employees. The committee also makes all grants of stock options to all employees, including executive officers. The committee also administers Sequoia's 2000 Stock Incentive Plan.

  The committee's compensation philosophy for executive officers, including the CEO, is to advance Sequoia's annual and long-term performance goals and reward corporate performance, while providing a total compensation package that is competitive and enables Sequoia to attract, motivate, reward and retain key executives and employees. Consistent with this policy, each executive officer's compensation package may, in one or more years, be comprised of the following three elements:

  . base salary that is designed primarily to be competitive with base salary levels in effect at comparable high technology companies with which Sequoia competes for executive personnel;

  . annual variable performance awards, such as bonuses, payable in cash, tied to the achievement of performance goals, financial or otherwise, established by the Compensation Committee; and

  . long-term equity incentives to strengthen the mutuality of interests between Sequoia's executive officers and its stockholders.

  The committee reviews compensation with the CEO for each executive level position and within the committee as to the CEO. In addition, the committee reviews each executive officer's performance for the last year and objectives for the next year, together with the executive officer's responsibility level and Sequoia's fiscal performance compared to objectives for the last year and its performance targets for the next year.

2000 Executive Compensation

  Base Compensation. Salaries for executive officers for 2000 were generally determined on an individual basis by evaluating each executive's scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at comparable companies.

  Incentive Compensation. Cash bonuses are not generally awarded except under circumstances which cause the Compensation Committee to believe that the base compensation and equity incentive package do not adequately compensate Sequoia's executives. The committee, in its discretion, determines the actual bonus payments.

  Stock Options. Stock options are an essential element of Sequoia's executive compensation package. The committee believes that equity-based compensation in the form of stock options links the interests of management and stockholders by focusing employees and management on increasing stockholder value. The actual value of the equity-based compensation depends entirely on appreciation of Common Stock. Stock options have value for the executive only if the price of the Common Stock increases above the fair market value on the date of grant and the executive remains in Sequoia's employ for the period required for the options or shares to vest. Substantially all of Sequoia's full-time employees are granted employee stock options.

  In 2000, Sequoia granted stock options to executive officers to aid in the retention of executive officers and to align their interests with those of the stockholders. Sequoia also granted stock options to new executive officers at the time they first joined Sequoia. The number of shares subject to each stock option granted is within the discretion of the committee and is based on anticipated future contribution and ability to impact corporate results or on consistency within the executive's peer group. The stock options are currently granted at a price that is equal to the fair market value of the Common Stock on the date of grant; however, Sequoia has, in the past, granted stock options at an exercise price below fair market value. The options granted to executives in 2000 generally vest and become exercisable over either a two- or four-year period. The committee may grant additional stock options to executives in connection with a significant change in responsibilities, to achieve equity within a peer group or for other reasons. In the discretion of the committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with Sequoia and to strive to increase the value of the Common Stock. In 2000, as part of an annual review of the stock options held by executive officers, the committee considered these factors and granted additional stock options to all of the executive officers.

Chief Executive Officer Compensation

  The Board ratified the committee's decision for Mr. Faint's cash compensation for 2000. Effective in May 2000, Mr. Faint's base salary was increased to $200,000. He did not receive a cash bonus in 2000. The committee awarded Mr. Faint additional equity-based compensation for 2000. Sequoia also provides Mr. Faint with a leased vehicle.

Compliance with Section 162(m) of the Internal Revenue Code

  Having considered the requirements of Section 162(m), the committee believes that grants made under the 2000 Stock Incentive Plan meet the requirements for performance-based grants as defined in Section 162(m).

Compensation Committee:

Lawrence A. Bettino
Jonathan I. Grabel
William M. Gust II

                            STOCK PRICE PERFORMANCE

  The stock price performance graph below is required by the Commission. It shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if Sequoia specifically incorporates it by reference. In addition, this stock price performance graph shall not otherwise be deemed soliciting material or filed under these Acts.

  The graph below compares the cumulative total stockholder return on the Common Stock with the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the S&P Computers (Software & Services) Index. The graph assumes that $100 was invested in the Common Stock, the Nasdaq Stock Market (U.S.) Index and the S&P Computers (Software & Services) Index on May 12, 2000, the date of Sequoia's initial public offering, and calculates the annual return through December 31, 2000. The stock price performance shown in the graph below is based on historical data and does not necessarily indicate future stock price performance.


                             [CHART APPEARS HERE]


                                               5/12/00        12/31/00
                                               -------        --------

SEQUOIA SOFTWARE CORPORATION                    100.00          23.83
NASDAQ STOCK MARKET (U.S.)                      100.00          63.74
S&P COMPUTERS (SOFTWARE & SERVICES)             100.00          62.63

                          RELATED PARTY TRANSACTIONS

  Other than the compensation arrangements described in "Director Compensation" and "Executive Compensation" and the transactions described below, since January 1, 2000, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Sequoia was or will be a party in which the amount involved exceeds $60,000 and in which any beneficial owner of more than 5% of the Common Stock, director or executive officer had or will have a direct or indirect material interest.

  The following bonuses, which are to be paid at the closing of the Merger, were unanimously approved by all disinterested members of the Board. Messrs. Gust, Bettino and Grabel, each of whom is a member of the Board, will receive cash bonuses in the amounts of $94,575, $23,643.75 and $23,643.75. Mr. Heard will receive a cash transition bonus of $350,000 at the closing of the Merger.

                        COMPLIANCE UNDER SECTION 16(a)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act requires Sequoia's directors and executive officers, and persons who own more than 10% of a registered class of Sequoia's equity securities (collectively, "Insiders"), to file initial reports of ownership and reports of changes in ownership with the Commission. The Commission regulations also require Insiders to furnish Sequoia with copies of all Section 16(a) forms they file. Based solely on its review of the copies of the forms furnished to Sequoia and written representations from directors and executive officers, Sequoia believes that its Insiders complied with all applicable Section 16(a) filing requirements for 2000, except with respect to the filing of a late Form 3 to report the addition of Messrs. Brennan and Martin as Section 16 officers.

                                                                     APPENDIX 1

                               CITRIX DESIGNEES

  The names and ages of the directors, managers and executive officers of Citrix and Merger Sub, and their present principal occupations or employment and five-year employment history, are set forth below. Unless otherwise indicated, each individual is a citizen of the United States and has been employed by Citrix or Merger Sub, as the case may be, for the last five years. Except as otherwise noted, the directors and executive officers of Citrix and Merger Sub have a business address of 6400 N.W. 6th Way, Fort Lauderdale, FL 33309, with a business telephone number of (954) 267-3000.

                                      Present Employment with Citrix;
                                          Material Positions Held
Name and Age                            During the Past Five Years
------------                          -------------------------------
Mark B. Templeton (48)...  President since January 1998; Director since May
                           1998; Chief Executive Officer from January 1999 to
                           June 2000; Vice President, Marketing from June 1995
                           to January 1998; Group Director, Corporate
                           Marketing, UB Networks, Inc. (formerly Ungermann-
                           Bass, Inc.) from April 1994 to June 1995.
Roger W. Roberts (56)....  Chairman and Chief Operating Officer since June
                           2000; Director since June 1990; Chief Executive
                           Officer from June 1990 to December 1998; President
                           from June 1990 to January 1998.
John P. Cunningham (63)..  Chief Financial Officer, Senior Vice President,
                           Finance and Administration, Treasurer and Assistant
                           Secretary since November 1999; Executive Vice
                           President and Chief Financial Officer, Getronics NV
                           (formerly Wang Global) from 1998 to 1999; Chief
                           Financial Officer, Whirlpool Corporation from 1996
                           to 1998; Director, Baltimore Technologies plc.
John C. Burris (46)......  Senior Vice President, Worldwide Sales and Customer
                           Services since January 2001; Senior Vice President,
                           Worldwide Customer Services from July 1999 to
                           January 2001; Vice President and General Manager of
                           the Gulf States region, Lucent Technologies from
                           1996 to 1999.
David A.G. Jones (46)....  Senior Vice President, Corporate Development since
                           January 2001; Senior Vice President, Worldwide Sales
                           from April 1999 to January 2001; Vice President,
                           International since October 1998; President, The
                           Vision Factory, Inc. from 1997 to 1998; Vice
                           President, International of mFactory Inc. from 1996
                           to 1997.
Scott Kinnear (42).......  Vice President, Worldwide Product Development since
                           May 2000; Vice President, Windows Application Server
                           Products from April 1999 to May 2000; Various
                           engineering and operations positions from September
                           1989 to April 1999.
Leslie A. Pendergrast      Vice President, Human Resources since April 1999;
 (39)....................  Director, Human Resources from October 1996 to April
                           1999; Manager, Human Resources, Certified Vacations
                           from 1995 to 1996.
David D. Urbani (55).....  Vice President, Controller since March 2000; Vice
                           President and Treasurer, Maytag Corporation from
                           1995 to 2000.
David Weiss (40).........  Vice President, Worldwide Marketing since June 2000;
                           Vice President, Product Strategy from April 1999 to
                           June 2000; Director, Marketing from 1995 to 1999.

                                                                     APPENDIX 2

                            AUDIT COMMITTEE CHARTER

Organization

  There shall be a committee of the Board of Directors (the "Board") to be known as the Audit Committee. The Audit Committee of the Board shall be comprised of three directors who are independent of management and Sequoia Software Corporation (the "Company"). Members of the Audit Committee shall be considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. All Audit Committee members will be financially literate, and at least one member will have accounting or related financial management expertise.

Statement of Policy

  The Audit Committee shall provide assistance to the directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to the oversight and monitoring of corporate accounting and reporting practices of the Company, as well as the quality and integrity of financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors, and the financial management of the Company.

Frequency of Meetings

  The Audit Committee will meet at least four times each year or more frequently as deemed necessary to perform its required duties. The Audit Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

Responsibilities

  The Audit Committee believes its policies and procedures should remain flexible, in order to best assist the Board in fulfilling its oversight responsibilities reviewing: (1) financial reporting functions and related financial information that will be provided to the shareholders and others,
(2) the Company's external and internal audit processes, and (3) systems of internal control and compliance.

Duties of the Audit Committee

  In carrying out these responsibilities, the Audit Committee will be responsible for:

 A. Financial Reporting and Related Financial Information

  . For as long as the Company becomes a publicly held company subject to the reporting requirements under the Exchange Act of 1934, as amended, review the quarterly financial statements and related Management's Discussion and Analysis ("MD&A") with financial management and the independent auditors prior to the filing of the Form 10-Q to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the Audit Committee by the auditors. The Chairman of the Audit Committee may represent the entire Audit Committee for purposes of this review.

  . For as long as the Company becomes a publicly held company subject to the reporting requirements under the Exchange Act of 1934, as amended, review the financial statements, auditor's opinion and MD&A contained in the annual report to shareholders prior to the filing of the Form 10-K (or prior to the press release of results, if possible) with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statement to be presented to the shareholders.

  . Review with financial management and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the Audit Committee by the auditors. Also review with financial management and the independent auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.

 External and Internal Audit Processes

  . Inquire of management, the internal auditor, and the independent auditors about significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.

  . Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company.

  . Have a clear understanding with the independent auditors that they are ultimately accountable to the Board of Directors and the Audit Committee, as the shareholders' representatives, who have the ultimate authority in deciding to engage, evaluate, and if appropriate, terminate their services.

  . Meet with the independent auditors and financial management of the Company to review and approve the scope of the proposed audit and timely quarterly reviews for the current year, the procedures to be utilized and the independent auditor's compensation (including fees for non-audit services).

  . Review, at the conclusion of the annual audit and quarterly reviews, the independent auditors' summary of significant accounting, auditing and internal control issues identified, along with recommendations and management's corrective action plans (management letter). Such review should also address any significant changes to the original audit plan and any serious disputes with management during the audit or review. Management should notify the Audit Committee when it seeks a second opinion on a significant accounting issue.

  . On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services as required by Independence Standards Board Standard No. 1:
     Independence Discussions with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend that the Board of Directors take appropriate action to ensure the continuing independence of the auditors.

  . Review and concur with management's appointment, termination, or replacement of the director of internal audit.

  . Review the internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the independent auditors.

  . Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

  . Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meeting are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of audit.

 Internal Control and Compliance

  . Review with the independent auditors, the Company's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

  . Review at least annually with management the process for monitoring adherence to the Company's Corporate Compliance Program, including any significant compliance findings.

  . Review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related Company compliance policies.

 Reporting by the Audit Committee and Other Matters

  . Report the results of the annual audit to the Board of Directors. If requested by the Board, invite the independent auditors to attend the full Board of Directors meeting to assist in reporting the results of the annual audit or to answer other directors' questions.

  . Minutes of all meeting will be maintained and approved by the Audit Committee. The Chairman of the Audit Committee shall submit the minutes of all meeting of the Audit Committee to, or discuss the matters discussed at each Audit Committee meeting with, the Board of Directors.

  . Review accounting and financial human resources and succession planning within the Company.

  . Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

  . Obtain the full Board of Directors' approval of this Charter and review and reassess this Charter as conditions dictate at least annually.

                                                                        ANNEX B

                                Lehman Brothers

                                                               March 20, 2001

Board of Directors
Sequoia Software Corporation
8890 McGaw Road
Columbia, MD 21045

Members of the Board:

  We understand that Citrix Systems, Inc. ("Citrix") intends to offer to acquire 100% of the outstanding Common Stock of Sequoia Software Corporation ("Sequoia" or the "Company"), for $5.64 per share in cash, or approximately $185 million in the aggregate (the "Proposed Transaction"). Pursuant to the Proposed Transaction, Citrix will launch a tender offer for all of the shares of Common Stock for the Company conditional on minimum tenders of a majority of the shares of Common Stock of the Company on a "fully-diluted basis" (as that term is defined in the Agreement and Plan of Merger dated March 20, 2001 (the "Agreement") by and among Citrix, Soundgarden Acquisition Corp. ("Merger Sub") and the Company) and, following the completion of the tender offer, Merger Sub will be merged with and into the Company and each then outstanding share of Common Stock of the Company will be exchanged for $5.64 per share in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

  We have been requested by the Board of Directors of Sequoia to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

  In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning Sequoia that we believe to be relevant to our analysis, including the Offering Prospectus dated May 12, 2000, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and the press release relating to the earnings announcement for the fiscal year ended December 31, 2000, (3) publicly available information concerning Citrix that we believe to relevant to our analysis, including Annual Reports on Form 10-K for the fiscal year ended December 31, 1999, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and the press release relating to the earnings announcement for the fiscal year ended December 31, 2000, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (5) a trading history of the Company's common stock from May 12, 2000 (the date of the Company's initial public offering) to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant,
(8) third party research analyst reports regarding the Company (including estimates of the future financial performance of the Company), and (9) the results of our efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of our analysis, we have also considered certain somewhat more conservative assumptions and estimates which were based on the published estimates of third party research analysts and resulted in certain adjustments to the projections of the Company. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

  We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including acting as lead manager for the Company's initial public offering, which was completed in May 2000) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company and Citrix for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of Sequoia and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Sequoia as to whether to accept the consideration to be offered in connection with the Proposed Transaction.

                                          Very truly yours,

                                          /s/ LEHMAN BROTHERS

                               INDEX TO EXHIBITS

 Exhibit (a)(1)(i)   Offer to Purchase, dated March 28, 2001 (incorporated by
                     reference to Exhibit (a)(1)(A) to the Schedule TO of
                     Merger Sub filed on March 28, 2001).
 Exhibit (a)(1)(ii)  Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Sub
                     filed on March 28, 2001).
 Exhibit (a)(2)(i)   Letter to Stockholders of Sequoia, dated March 28, 2001.*
 Exhibit (a)(2)(ii)  Opinion of Lehman Brothers Inc., dated March 20, 2001
                     (included as Annex B to this Schedule 14D-9).*
 Exhibit (a)(2)(iii) Joint Press Release issued by Citrix and Sequoia on March
                     21, 2001 (incorporated by reference to the Schedule 14D-9-
                     C of Sequoia filed on March 21, 2001).
 Exhibit (e)(1)      Agreement and Plan of Merger, dated as of March 20, 2001,
                     among Sequoia, Citrix and Merger Sub (incorporated by
                     reference to Exhibit 2 to the Schedule 13D filed March 28,
                     2001 by Citrix and Merger Sub).
 Exhibit (e)(2)      Transaction Option Agreement, dated as of March 20, 2001
                     between Sequoia and Citrix (incorporated by reference to
                     Exhibit 3 to the Schedule13D filed March 28, 2001 by
                     Citrix and Merger Sub).
 Exhibit (e)(3)      Form of Stockholders Agreement among Citrix, Merger Sub,
                     Sequoia and certain stockholders of Sequoia (incorporated
                     by reference to Exhibit 4 to the Schedule13D filed March
                     28, 2001 by Citrix and Merger Sub).
 Exhibit (e)(4)      Employment Agreement between Citrix and Richard C. Faint,
                     Jr.
 Exhibit (e)(5)      Employment Agreement between Citrix and Mark Wesker
 Exhibit (e)(6)      Employment Agreement between Citrix and Paul Martin
 Exhibit (e)(7)      Information Statement of Sequoia, dated March 28, 2001
                     (included as Annex A to this Schedule 14D-9).*
 ANNEX A             Information Statement
 ANNEX B             Opinion of Lehman Brothers

--------
*  Included with the Schedule 14D-9 mailed to stockholders.